13 August 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 120,000 Reed Elsevier PLC ordinary shares at a price of 960.2077p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 126,238,635 ordinary shares in treasury, and has 1,143,391,395 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 26,791,801 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 70,000 Reed Elsevier NV ordinary shares at a price of €16.7670 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 73,904,694 ordinary shares in treasury, and has 662,558,738 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 15,509,501 shares.